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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           KOFAX IMAGE PRODUCTS, INC.
                           (NAME OF SUBJECT COMPANY)

                           KOFAX IMAGE PRODUCTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  500200-10-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DAVID S. SILVER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            16245 LAGUNA CANYON ROAD
                         IRVINE, CALIFORNIA 92618-3603
                                 (949) 727-1733
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               K.C. SCHAAF, ESQ.
                        STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

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     This Amendment No. 1 amends Item 4 of the Solicitation/Recommendation
Statement on Schedule 14d-9 (as amended, the "Schedule 14D-9") of Kofax Image Products, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on August 3, 1999, relating to a tender offer by Imaging Components Corporation, a Delaware corporation, for all of the outstanding shares of the Common Stock of the Company. Unless otherwise stated herein, the capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. At a meeting held on July 26, 1999 (the "Board Meeting"), the Board unanimously approved the Merger Agreement and, for the reasons hereinafter set forth, determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and recommended to the Company's stockholders that they tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Copies of the press release announcing the Board's recommendation and the Letter to Stockholders are attached as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

     (b) Reasons for the Recommendation, Opinion of Financial Advisor. The information set forth under "SPECIAL FACTORS -- Background of the Offer" in the Offer to Purchase is incorporated by reference.

     (1) Reasons for the Recommendation. In reaching its determination to approve the Offer and the Merger and to recommend that the Company's stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) the terms and conditions of the Offer and the proposed Merger Agreement, including the amount and form of consideration being offered to the Company's stockholders;

          (ii) the $12.75 per Share tender offer price represents a premium of approximately 31% over the closing sale price per share on the NASDAQ National Market ("Nasdaq") on July 23, 1999, the last trading day prior to the Board Meeting;

          (iii) historical market prices and trading volume of the Shares, including that the trading price of the Shares has not traded above the $12.75 per Share tender offer price since the Shares have become publicly traded, and historical and projected earnings;

          (iv) market prices and financial data related to companies engaged in similar businesses to the Company and prices and premiums paid in recent acquisitions (both friendly and hostile) of other similar companies;

          (v) the Company's historical and recent operating results, its financial condition, its borrowing and financing capacity and the Board's and management's evaluation of the Company's properties, assets and prospects;

          (vi) the absence of any term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger;

          (vii) the ability of the Purchaser to complete the Offer and the Merger in a timely manner;

          (viii) the fact that the Merger Agreement, if approved and executed, would not preclude the Company from (A) providing information (subject to a confidentiality agreement) to, or participating in discussions and negotiating with, a person from whom the Board receives a bona fide unsolicited takeover proposal if the Board determines in good faith (after consulting and receiving advice from the Company's independent financial advisor and independent legal counsel) that such proposal is more favorable from a financial point of view to holders of Shares and the Board determines in good faith, after receiving the advice of independent legal counsel, that such action is required in order for the Board to comply with its fiduciary duties to the Company's stockholders under applicable law (provided that no such proposal shall be deemed superior if any financing required is not committed and such commitment is not likely to be obtained within a reasonable period of time, or (B) after providing information to and negotiating with such party, terminating the Merger Agreement (subject to payment of a $1,500,000 termination fee and reimbursement of expenses of up to $1,750,000, to Purchaser);

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          (ix) the Board's view of the number of possible third parties who would be likely to have an interest in acquiring the Company and the likelihood that such parties would approach the Company in the event they were to have such interest;

          (x) the provision of the Merger Agreement which provides that the Company would be entitled to reimbursement from Purchaser or Dicom of the Company's documented reasonable expenses of up to $400,000 if the Purchaser terminates the Merger Agreement as a result of the failure of the financing condition or if the Company terminates the Merger Agreement prior to the purchase of Shares pursuant to the Offer upon a breach of the Merger Agreement by Purchaser or Merger Sub;

          (xi) the provision of the Merger Agreement which provides that Purchaser could under certain circumstances be entitled to a termination fee of $1,500,000 and to reimbursement of certain expenses of up to $1,750,000 in the event of any third party business combination occurring within 270 days after the termination of the Merger Agreement;

          (xii) the fact that the obligation of Purchaser to consummate the Offer is subject to receipt of financing and to the tender of at least more than 50% of the then outstanding Shares (on a fully-diluted basis) pursuant to the Offer (which cannot be waived without the consent of the Company);

          (xiii) the nature of the financing commitments received by or for Purchaser and Merger Sub with respect to the Offer and the Merger, including, the institutions providing such commitments and the conditions to the obligations of such institutions to fund such commitments;

          (xiv) the possible conflict of interest of certain executive officers of the Company, who are also directors of the Company, with respect to the Offer and the Merger because of their expected participation (including possibly as investors) in the Company following such transactions; and

          (xv) the opinion of C.E. Unterberg, Towbin, after reviewing with the Board many of the factors referred to above and other financial criteria used to evaluate acquisition proposals, that the $12.75 per Share to be paid for each Share in the Offer and the Merger is fair from a financial point of view to the stockholders of the Company, which opinion C. E. Unterberg, Towbin confirmed in a written opinion dated July 27, 1999.

     The Board considered the factors listed in (i) through (x), (xiii) and (xv) to be generally favorable, and the factors listed in (xi), (xii) and (xiv) to be generally unfavorable to its determination to recommend that stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. In view of the variety and nature of the factors considered by the Board, the Board did not find it practicable to assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above. Because of the engagement of Unterberg, the fact that the Board was comprised of a majority of persons not interested in the Offer and the Merger, and the fact that the disinterested members of the Board were aware of the interests of certain members of management in the proposed transaction, the Board believes that the Offer and the Merger are procedurally fair despite the absence of procedural safeguards such as the appointment of a special committee or retention of an unaffiliated representative to negotiate the terms of the Merger Agreement on behalf of the public stockholders.

     The purpose of the Offer and the Merger is for Purchaser to acquire ownership of all of the outstanding shares of the Company in a transaction that maximizes the long-term value of the Company's stock. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of the Purchaser. Prior to reaching its decision to pursue a two-step acquisition of the Company, consisting of the Offer first and the Merger second, the Board considered a one-step merger transaction with the Purchaser. The primary benefit of the two-step structure is the potential to consummate the acquisition of the Company in a short time period at potentially less costs than a one-step merger transaction. The Board also considered other strategic alternatives, such as transactions with other acquisition candidates, restructuring the Company and continuing existing operations and ownership structure, none of which was more beneficial to the stockholders of the Company, in the Board's determination, than the Offer and the Merger.

     (2) Opinion of Financial Advisor.

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     On July 21, 1999, C.E. Unterberg, Towbin discussed and reviewed at a meeting of the Company's Board of Directors its opinion to the effect that, based upon and subject to the considerations described in such opinion, as of the date thereof, the $12.75 cash per share consideration to be received by the holders of the Company's Common Stock in the Offer and Merger is fair to such holders from a financial point of view. This opinion was delivered orally at the July 21, 1999 meeting of the Board and confirmed in writing on July 27, 1999. C.E. Unterberg, Towbin does not have any obligation to confirm or update its opinion.

     C.E. Unterberg, Towbin, as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. C.E. Unterberg, Towbin was selected by the Company to deliver a fairness opinion on this transaction based on C.E. Unterberg, Towbin's experience as a financial advisor in mergers and acquisitions as well as C.E. Unterberg, Towbin's investment banking relationship and familiarity with the Company. C.E. Unterberg, Towbin believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the processes underlying its analyses and opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description.

     In rendering its opinion, C.E. Unterberg, Towbin did not make or seek to obtain appraisals of the Company's assets in connection with its analyses of the Offer. In addition, C.E. Unterberg, Towbin was not requested to and did not solicit third parties who might be interested in acquiring all or any part of the Company in connection with its investigation. In its analyses, C.E. Unterberg, Towbin made some assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any such estimate is not necessarily indicative of actual values, which may be more or less favorable than as set forth therein. Estimates of company values do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, neither the Company nor C.E. Unterberg, Towbin assumes responsibility for their accuracy. In rendering its opinion, C.E. Unterberg, Towbin, among other things: (a) reviewed a draft of the Merger Agreement; (b) reviewed publicly available financial information with respect to the business operations of the Company including, but not limited to, audited financial statements of the Company for the fiscal years ended June 30, 1996, 1997 and 1998, unaudited interim financial statements of the Company for the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999, and unaudited financial statements of the Company for the fiscal year ended June 30, 1999; (c) held discussions with representatives of Purchaser to determine its ability to secure financing necessary to effect the Offer and the Merger; (d) reviewed certain internal financial and operating information relating to the Company (including financial projections) prepared by management of the Company;
(e) held discussions with certain members of the Company's senior management concerning the Company's past and current operations, financial condition and business prospects and the potential financial effect of the transactions contemplated by the Merger Agreement if the Offer and the Merger were consummated; (f) reviewed a comparison of operating results and other financial information of the Company with other companies that C.E. Unterberg, Towbin deemed appropriate; (g) reviewed the historical market prices and reported trading activity of the Company's Common Stock; (h) compared the financial terms of the Offer and the Merger and the premium paid over the Company's current, historical and average stock price with the financial terms and premiums paid in certain other merger, acquisition and business combination transactions which C.E. Unterberg, Towbin deemed appropriate; (i) considered such other information, financial studies and analyses as C.E. Unterberg, Towbin deemed relevant; and (j) performed such analyses, studies and investigations as C.E. Unterberg, Towbin deemed relevant. In arriving at its fairness opinion, C.E. Unterberg, Towbin did not ascribe a specific range of value to the Company or the Shares, but made its determination as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company's Common Stock in the Offer and the Merger on the basis of the financial and comparative analyses described below.

     In rendering its opinion to the Board, C.E. Unterberg, Towbin performed and presented certain financial and comparative analyses, with such other factors as it deemed relevant, including, among other things:

          (i) Market Trading Analyses. C.E. Unterberg, Towbin summarized their analysis of recent trends in the prices and trading volume of the Shares, including data with respect to (a) relative price
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     performance of the Company's stock from October 13, 1997 (the date of the
     Company's initial public offering) to July 20, 1999 (the day before delivery of the fairness opinion to the Board), compared to the average daily value of the NASDAQ Composite Index, the Standard & Poor's 500 Industrial Index and an imaging industry index during the same period and
     (b) the volume of Shares traded in ranges between $5.00 and $11.99 during the same period. C.E. Unterberg, Towbin concluded that (a) the Shares had never traded above $11.75, (b) that, while the trading prices of the Shares has outperformed the Company's industry group average, the trading prices of the Shares since July 1998 have generally lagged behind the average growth in the NASDAQ Composite Index and the Standard & Poor's 500 Industrial Index, and (c) $12.75 per Share represented a 34.2% premium over the closing sales price of the Shares on NASDAQ on July 20, 1999, the last trading day prior to the Board's July 21, 1999 meeting, a premium of 32.5% over the closing sales price of the Shares on NASDAQ one week prior to July 21, 1999, a premium of 37.8% over the closing sales price of the Shares on NASDAQ 30 trading days prior to July 21, 1999, a premium of 33.3% over the closing sales price of the Shares on NASDAQ 90 trading days prior to July 21, 1999, a premium of 72.9% over the closing sales price of the Shares on NASDAQ one year prior to July 21, 1999, a premium of 34.8% over the average closing sales price of the Shares on NASDAQ for the 30 trading days prior to July 21, 1999, a premium of 39.3% over the average closing sales price of the Shares on NASDAQ for the 90 trading days prior to July 21, 1999, and a premium of 57.6% over the average closing sales price of the Shares on NASDAQ over year prior to July 21, 1999. C.E. Unterberg, Towbin regarded these conclusions as favorable to its opinion as to the fairness of the consideration to be received in the Offer and the Merger.

          (ii) Comparable Company Analysis. C.E. Unterberg, Towbin compared certain Company selected historical and projected operating information, stock market data and financial ratios to the selected historical and projected operating information, stock market data and financial ratios for a group of companies in the Company's industry group including Caere Corporation, Document Sciences Corporation, Document Technologies, Inc., Documentum, FileNET Corporation, Inc., Input Software, Inc., LanVision Systems, Inc., Optika Imaging Systems, Inc., ScanSoft, Inc. and Xionics C.E. Unterberg, Towbin performed this analysis to determine if the Company's stock price and financial performance was consistent with the comparable industry group. Such data and ratios include multiples of net market value (defined as market value of equity adjusted by adding debt and subtracting cash and short-term investments) to historical and projected revenues, multiples of market value to historical and projected earnings per share and multiples of market value to book value. An analysis of the multiples of net market value to the last twelve months of revenue yielded a range of multiples from 0.6 times to 1.5 times revenues with a median multiples of 1.2 times revenues, compared to a multiple of 1.3 times for the Company in this transaction. An analysis of the multiples of net market value to the projected calendar year 1999 revenues yielded a range of multiples from 0.5 times to 5.2 times revenues with a median multiple of
     1.1 times revenues, compared to a multiple of 1.2 times for the Company in this transaction. An analysis of the multiples of current stock price to the last twelve months of earnings per share yielded a range of multiples from 11.9 times to 238.0 times earnings with a median multiple of 20.7 times earnings, compared to a multiple of 14.7 times for the Company in this transaction. An analysis of the multiples of current stock price to projected calendar 1999 earnings per share yielded a range of multiples from 11.0 times to 34.1 times earnings with a median multiple of 20.7 times earnings, compared to a multiple of 13.9 times for the Company in this transaction. An analysis of the multiples of market value to book value yielded a ratio of multiples from 1.2 times to 4.4 times book value with a median multiple of 2.6 times book value, compared to a multiple of 2.4 times book value for the Company in this transaction. C.E. Unterberg, Towbin indicated that the multiples calculated for the Company based on the financial terms of the Merger were higher than the median of comparable multiples for net market value to last twelve months of revenues, higher than the median of comparable multiples for net market value to projected calendar year 1999 revenues, within the range of comparable multiples for market value to book value, within the range of comparable multiples for stock price to last twelve months of earnings per share and within the range of comparable multiples for stock price to projected calendar 1999 earnings per share. C.E. Unterberg, Towbin determined that the Company's stock performance was consistent with its operating results. C.E. Unterberg, Towbin regarded the conclusions with respect to the

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     comparison of the Company with the companies in the comparable group as favorable to its fairness opinion with respect the financial consideration to be received in the Offer and the Merger.

          (iii) Comparable Transaction Analysis. C.E. Unterberg, Towbin reviewed certain mergers and acquisitions involving technology companies. In examining these transactions, C.E. Unterberg, Towbin analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration paid. Multiples analyzed included net transaction value (defined as transaction value adjusted by adding debt and subtracting cash and short-term investments) to the last twelve months of revenue and operating income as well as the multiples of transaction value to the last twelve months of net income and book value. This analysis included 54 comparable transactions that occurred from March 18, 1991 to June 30, 1999 or were pending during such period. Such transactions included ScanSoft's acquisition of a portion of MetaCreations, Hummingbird's acquisition of PC DOCS, Documentum's acquisition of Relevance Technologies and Scan-Optics' acquisition of Southern Computer Services. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances. An analysis of the multiples of net transaction value to the last twelve months of revenue yielded a range of multiples from 0.1 times to 22.0 times revenues with a median of multiple 1.7 times revenues for all cash transactions, compared to a multiple of 1.3 times revenues for the Company in this transaction. An analysis of the multiples of market value to book value yielded a range of multiples from negative 12.3 times to 12.0 times book value with a median multiple of 2.0 times book value for all cash transactions, compared to a multiple of 2.4 times for the Company in this transaction. C.E. Unterberg, Towbin indicated that the multiples calculated for the Company, based on the financial terms of the Merger, were within the range for multiples for revenues of comparable transactions analyzed and above the median for multiples of book value.

          (iv) Acquisition Premium Analysis. C.E. Unterberg, Towbin also reviewed the premiums paid for certain merger and acquisition transactions involving selected technology companies. C.E. Unterberg, Towbin's analysis indicated that the percentage premium of offer prices to trading prices on the date prior to the announcement date for all cash transactions ranged from a discount of 11.1% to a premium of 102.6%, with a median of a premium of 16.0%. The percentage premium of offer prices to trading prices 30 days prior to the announcement from a discount of 55.2% to a premium of 61.7%, with a median premium of 26.1%. The Offer represented a 34.2% premium to the Company's closing stock price on the day prior to the presentation to the Board, a higher premium than the median premium of comparable transactions. In addition, C.E. Unterberg, Towbin indicated that the Offer for the Company's Common Stock represented a 34.2% premium over the closing stock price of Company's Common Stock one day prior to the date of the Board meeting and a 37.8% premium over the Company's Common Stock price 30 days prior to the date of the Board meeting.

     With respect to the financial projections supplied to it by the Company, C.E. Unterberg, Towbin assumed that such projections were reasonably prepared and that they reflected the most accurate currently available estimates and judgments of the Company's management as to the future operating and financial performance of the Company. In these analyses that are based on certain financial projections prepared by the Company's management or in the hypothetical scenarios incorporating such projections set forth therein, including, without limitation, the analyses of certain Operating Data, Performance Data and Selected Market Data, C.E. Unterberg, Towbin relied upon such financial projections without independent verification.

     A copy of C.E. Unterberg, Towbin's written presentation to the Board has been filed as an exhibit to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by the Company and the Purchaser (the "Schedule 13E-3") with the Commission. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or such stockholder's representative who has been so designated in writing, and may be inspected and copied, and obtained by mail, in the manner specified in the Offer. The summary set forth above does not purport to be a complete description of C.E. Unterberg, Towbin's written analyses set forth as exhibits to the Schedule 13E-3 or C.E. Unterberg, Towbin's oral presentation to the Board.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KOFAX IMAGE PRODUCTS, INC.

                                          /s/ RONALD J. FIKERT
                                          Name: Ronald J. Fikert
                                          Title: Vice President -- Finance,
                                             Chief Financial Officer and
                                                 Secretary

Date: August 27, 1999

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